Exhibit 12.1

Tower Group International, Ltd. and Subsidiaries

Calculation of Ratio of Earnings to Fixed Charges

($ in thousands)	2012	2011	2010	2009	2008
Earnings:
Pre-tax Income	(52,055)	95,618	152,446	138,384	86,558
Fixed Charges	35,874	37,999	27,560	20,264	10,642

Total Earnings	(16,181)	133,617	180,006	158,648	97,200

Fixed Charges:
Interest expense & Amortization of debt discount and premium on all indebtedness	32,630	34,290	24,223	17,631	8,449
Estimate of interest in rental expense	3,244	3,709	3,337	2,633	2,193

Total fixed charges	35,874	37,999	27,560	20,264	10,642

Ratio of earnings to fixed charges	(0.5x )	3.5x	6.5x	7.8x	9.1x